UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               GLG Partners, Inc.

                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share

                         (Title of Class of Securities)

                                   37929X 107

                                 (CUSIP Number)

                                 Emmanuel Roman
                             c/o GLG Partners, Inc.
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                      Attention: Alejandro San Miguel, Esq.
                     General Counsel and Corporate Secretary
                                 (212) 224-7200

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2008

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 37929X 107            SCHEDULE 13D            Page 2 of 18 Pages


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Emmanuel Roman

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]

                                                                     (b)[X]

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO

--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          France

------------------- ------- ----------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF               -0-

      SHARES

                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY             162,689,081 shares(1)

     OWNED BY

                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            1,466 shares
    REPORTING

                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            796,600 shares
       WITH

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,466 shares

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0% of outstanding shares of Common Stock(2)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------



----------------

     (1) Includes 398,300 shares and 398,300 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Roman is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Also includes an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Roman may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares, except for the 1,466 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.

     (2) Excludes 58,904,993 shares of Common Stock into which Exchangeable Shares are exchangeable. Including the 58,904,993 shares into which the Exchangeable Shares are exchangeable, the percentage would be 0.0%.

CUSIP No. 37929X 107            SCHEDULE 13D            Page 3 of 18 Pages


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                      (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO

--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES

                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY             161,892,481 shares(3)

     OWNED BY

                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            18,698,529 shares
    REPORTING

                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH

--------- ----------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,698,529 shares

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.6% of outstanding shares of Common Stock(4)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------



----------------

     (3) Represents an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Jeffrey
     A. Robins, in his capacity as trustee of the Roman GLG Trust, may be deemed to have beneficial ownership of these shares. Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, disclaims beneficial ownership of these shares, except for the 18,698,529 shares reported in row 11.

     (4) Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,904,993 shares into which the Exchangeable Shares are exchangeable, the percentage would be 6.1%.

CUSIP No. 37929X 107            SCHEDULE 13D            Page 4 of 18 Pages


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Jackson Holding Services Inc.

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                      (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO

--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands


------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES

                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
   BENEFICIALLY             161,892,481 shares(5)

     OWNED BY

                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            18,698,529 shares
    REPORTING

                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH

--------- ----------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,698,529 shares

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.6% of outstanding shares of Common Stock(6)

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


----------------

     (5) Represents an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Jackson Holding Services Inc. may be deemed to have beneficial ownership of these shares. Jackson Holding Services Inc. is wholly owned by Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, and disclaims beneficial ownership of these shares, except for the 18,698,529 shares reported in row 11.

     (6) Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,904,993 shares into which the Exchangeable Shares are exchangeable, the percentage would be 6.1%.

CUSIP No. 37929X 107            SCHEDULE 13D            Page 5 of 18 Pages




Item 1. Security and Issuer.

         This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D dated November 13, 2007 (the "Schedule 13D") jointly filed by Emmanuel Roman and Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust (the "Roman Trustee"), relates to shares of common stock, par value $.00001 per share (the "Common Stock"), of GLG Partners, Inc., a Delaware corporation formerly named Freedom Acquisition Holdings, Inc. (the "Company"), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company ("Series A Preferred Stock"), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and a subsidiary of the Company ("Exchangeable Shares"). Each Exchangeable Share is exchangeable at any time into one share of Common Stock and upon such exchange one share of Series A Preferred Stock is automatically redeemed for its par value. The holders of Series A Preferred Stock have one vote per share and the right, together with the holders of Common Stock voting as a single class, to vote on the election of the Company's directors and all other matters requiring stockholder action. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the "Exchangeable Securities".

         This Amendment No. 1 is being filed solely to report a change in the form of ownership of the Common Stock by the Roman Trustee from direct to indirect (through Jackson Holding Services Inc., which is wholly owned by the Roman Trustee) as a result of the transfer of 18,698,529 shares of Common
Stock by the Roman Trustee to Jackson Holding Services Inc. on March 19, 2008 and, in connection with the change in the form of ownership, Jackson Holding Services Inc. becoming a party to each of the Voting Agreement, the Shareholders Agreement and the Agreement Among Principals and Trustees described in Item 6 below.

         The Company's principal executive office is located at 390 Park Avenue, 20th Floor, New York, New York 10022.


Item 2. Identity and Background.

         This Amendment No. 1 is being filed jointly by Emmanuel Roman, the Roman Trustee and Jackson Holding Services Inc. Mr. Roman, the Roman Trustee and Jackson Holding Services Inc. are hereinafter sometimes collectively referred to as the "Reporting Persons". The address of the business office of Mr. Roman is c/o GLG Partners, Inc., 399 Park Avenue, 38th Floor, New York, New York 10022. The address of the business offices of the Roman Trustee and Jackson Holding Services Inc. is c/o Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York, 10112. Mr. Roman is a citizen of France, the Roman Trustee is a citizen of the United States of America and Jackson Holding Services Inc. is a British Virgin Islands company.

         The name, business address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment

CUSIP No. 37929X 107            SCHEDULE 13D            Page 6 of 18 Pages


is conducted) of each executive officer and director of Jackson Holding Services Inc. is set forth in Schedule A to this Amendment No. 1 and is incorporated herein by reference in its entirety. To the knowledge of the Reporting Persons, all such persons are citizens of the United States. During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the executive officers or directors of Jackson Holding Services Inc., has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         By virtue of the Voting Agreement dated as of June 22, 2007 among the Reporting Persons, Pierre Lagrange, G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, Noam Gottesman, Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, Sage Summit LP, Lavender Heights Capital LP, Jackson Holding Services Inc. and Point Pleasant Ventures Ltd. (collectively the "Voting Agreement Parties") and the Company as to the voting of shares of Common Stock and Series A Preferred Stock, the Reporting Persons may be deemed to be a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with the other Voting Agreement Parties for purposes of the Exchange Act. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. On the basis of information provided to the Reporting Persons by the other Voting Agreement Parties, the Reporting Persons believe that the other Voting Agreement Parties are the beneficial owners of an aggregate of 143,192,486 shares of Common Stock representing approximately 46.8% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the other Voting Agreement Parties (including but not limited to accounts or entities under their control) or any other person or entity.

         Mr. Roman, Pierre Lagrange and Noam Gottesman are referred to collectively as the "Principals". The Roman Trustee, Jackson Holding Services Inc., G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, Point Pleasant Ventures Ltd. and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, are referred to collectively as the "Trustees".


Item 3. Source and Amount of Funds or Other Consideration.

         The shares beneficially owned by the Reporting Persons were issued in connection with the acquisition by the Company of the outstanding equity interests in GLG Partners LP and certain of its affiliated entities (collectively, "GLG") on November 2, 2007 pursuant to the Purchase Agreement dated as of June 22, 2007 (the "Acquisition"). As part of the consideration for the Acquisition, Mr. Roman and the Roman Trustee received an aggregate

CUSIP No. 37929X 107            SCHEDULE 13D            Page 7 of 18 Pages



of 18,699,995 shares of Common Stock. The remainder of the consideration paid in the Acquisition was cash and promissory notes.

         On March 19, 2008, the Roman Trustee transferred 18,698,529 shares of Common Stock to Jackson Holding Services Inc., a British Virgin Islands company that is wholly owned by the Roman Trustee, and as a result, changed its form of ownership of the shares from direct to indirect.

         Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 6 below, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by the Voting Agreement Parties and the Company. The Reporting Persons have not paid any consideration to the other Voting Agreement Parties in connection with the execution and delivery of the Voting Agreement described in Item 6 below.


Item 4. Purpose of Transaction.

         On November 2, 2007, the Company completed the acquisition of all of the outstanding equity interests in GLG pursuant to the Purchase Agreement dated June 22, 2007 among the Company and the owners of the GLG equity interests. As described in Item 2 above, the consideration for the acquisition of the GLG equity interests owned by Mr. Roman and the Roman Trustee was a combination of cash, promissory notes and shares of Common Stock.

         By virtue of the Voting Agreement, the Voting Agreement Parties beneficially own shares of Common Stock and Series A Preferred Stock representing approximately 53% of the Company's voting power. Accordingly, they have the ability to elect the board of directors and thereby control the management and affairs of the Company. The Voting Agreement Parties will also be able to determine the outcome of all matters relating to requiring stockholder approval (other than those requiring a super-majority vote) and will be able to cause or prevent a change of control of the Company or a change in the composition of the board of directors and could preclude any unsolicited acquisition of the Company.


Item 5. Interest in Securities of the Issuer.

         (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 161,892,481 shares (including Exchangeable Securities exchangeable into Common Stock), which are owned directly by the Voting Agreement Parties or over which the Voting Agreement Parties have the power to vote or dispose (the "Subject Shares"). These Subject Shares represent approximately 53% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock).

         As of the date hereof, the Reporting Persons have the following interests in the Common Stock:

CUSIP No. 37929X 107            SCHEDULE 13D            Page 8 of 18 Pages



Mr. Emmanuel Roman

        (i) Amount beneficially owned: 1,466 shares

        (ii) Percent of class: 0.0% of outstanding shares of Common Stock*

        (iii) Number of shares as to which such person has:

              (a) Sole power to vote or direct the vote: -0-

              (b) Shared power to vote or direct the vote: 162,689,081 shares

              (c) Sole power to dispose or direct the disposition: 1,466 shares of Common Stock.

              (d) Shared power to dispose or direct the disposition: 796,600 shares

Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust

        (i) Amount beneficially owned: 18,698,529 shares

        (ii) Percent of class: 7.6% of outstanding shares of Common Stock*

        (iii) Number of shares as to which such person has:

              (a) Sole power to vote or direct the vote: -0-

              (b) Shared power to vote or direct the vote: 161,892,481 shares

              (c) Sole power to dispose or direct the disposition: 18,698,529 shares

              (d) Shared power to dispose or direct the disposition: -0-

Jackson Holding Services Inc.

        (iv) Amount beneficially owned: 18,698,529 shares

        (v) Percent of class: 7.6% of outstanding shares of Common Stock*

        (vi) Number of shares as to which such person has:

             (a) Sole power to vote or direct the vote: -0-




--------------

     * Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,904,993 shares into which the Exchangeable Shares are exchangeable, the percentages for Mr. Roman, the Roman Trustee and Jackson Holding Services Inc. would be 0.0%, 6.1% and 6.1%, respectively.

CUSIP No. 37929X 107            SCHEDULE 13D            Page 9 of 18 Pages




             (b) Shared power to vote or direct the vote: 161,892,481 shares

             (c) Sole power to dispose or direct the disposition: 18,698,529 shares

             (d) Shared power to dispose or direct the disposition: -0-

         To the knowledge of the Reporting Persons, set forth on Schedule B to this Amendment No. 1, which is incorporated herein by reference in its entirety, is a table showing the aggregate number and percentage ownership of shares of Common Stock (including shares for which there is a right to acquire) for each executive officer and director of Jackson Holding Services Inc., identifying the number of shares as to which there is sole or shared power to vote or dispose.

         (b) Except as set forth below, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the executive officers or directors of Jackson Holding Services Inc., has engaged in any transactions involving Exchangeable Securities or Common Stock during the 60 days prior to the date of this Amendment No. 1.

     o On March 19, 2008, the Roman Trustee transferred 18,698,529 shares of Common Stock to Jackson Holding Services Inc. and changed its form of ownership from direct to indirect. See Item 3.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to Joinder Agreements each dated as of March 19, 2008, Jackson Holding Services Inc. became a party to each of the following agreements:

VOTING AGREEMENT

         The Reporting Persons and the other Voting Agreement Parties (the "controlling stockholders") and the Company have entered into the Voting Agreement in connection with the controlling stockholders' control of the Company. A copy of the Voting Agreement is included as Annex F in the Company's definitive proxy statement dated October 12, 2007 and is incorporated herein by reference. Following consummation of the Acquisition, the controlling stockholders control approximately 53% of the voting power of the outstanding shares of capital stock of the Company.

Voting Arrangement

         The controlling stockholders have agreed to vote all of the shares of Common Stock and Series A Preferred Stock and any other security of the Company beneficially owned by the controlling stockholders that entitles them to vote in the election of directors of the Company (the "Voting Stock"), in accordance with the agreement and direction of the parties holding the majority of the Voting Stock collectively held by all controlling stockholders (the "Voting Block") with respect to each of the following events:

CUSIP No. 37929X 107            SCHEDULE 13D            Page 10 of 18 Pages


     o the nomination, designation or election of the members of the board of directors of the Company (or the board of any subsidiary) or their respective successors (or their replacements);

     o the removal, with or without cause, from the board of directors (or the board of any subsidiary) of any director; and

     o  any change in control of the Company.

         The controlling stockholders and the Company have agreed that so long as the controlling stockholders and their respective permitted transferees collectively beneficially own (1) more than 25% of the Voting Stock and at least one Principal is an employee, partner or member of the Company or any subsidiary of the Company or (2) more than 40% of the Voting Stock, the Company will not authorize, approve or ratify any of the following actions or any plan with respect thereto without the prior approval of the Principals who are then employed by the Company or any of its subsidiaries and who beneficially own more than 50% of the aggregate amount of Voting Stock held by all continuing
Principals:

     o any incurrence of indebtedness, in one transaction or a series of related transactions, by the Company or any of its subsidiaries in excess of $570.0 million or, if a greater amount has been previously approved by the controlling stockholders and their respective permitted transferees, such greater amount;

     o any issuance by the Company of equity or equity-related securities that would represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 20% of the total voting power of the Company, other than (1) pursuant to transactions solely among the Company and its wholly-owned subsidiaries, and (2) upon conversion of convertible securities or upon exercise of warrants or options;

     o any commitment to invest or investment or series of related commitments to invest or investments in a person or group of related persons in an amount greater than $250.0 million;

     o        the adoption of a shareholder rights plan;

     o any appointment of a Chief Executive Officer or Co-Chief Executive Officer of the Company; or

     o the termination of the employment of a Principal with the Company or any of its material subsidiaries without cause.

         The controlling stockholders and the Company have agreed, subject to the fiduciary duties of the directors of the Company, that so long as the controlling stockholders and their respective permitted transferee(s) beneficially own Voting Stock representing:

     o more than 50% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have six designees on the board of directors if the number of

CUSIP No. 37929X 107            SCHEDULE 13D            Page 11 of 18 Pages



              directors is ten or eleven, or five designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

     o between 40% and 50% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have five designees on the board of directors if the number of directors is ten or eleven, or four designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

     o between 25% and 40% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have four designees on the board of directors if the number of directors is ten or eleven, or three designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

     o between 10% and 25% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have two designees on the board of directors, assuming such nominees are elected; and

     o less than 10% of the total voting power of the Company, the Company will have no obligation to nominate any individual that is designated by the controlling stockholders.

         In the event that any designee for any reason ceases to serve as a member of the board of directors during his or her term of office, the resulting vacancy on the board will be filled by an individual designated by the controlling stockholders.

Transfer Restrictions

         No controlling stockholder may transfer Voting Stock except that transfers may be made to permitted transferees (as defined in the Voting Agreement) and in public markets as permitted by the Shareholders Agreement described below.

Drag-Along Rights

         The controlling stockholders have agreed that if (1) the Voting Block proposes to transfer all of the Voting Stock held by it to any person other than a Principal or a Trustee, (2) such transfer would result in a change in control of the Company, and (3) if such a transfer requires any approval under the Voting Agreement or under the Shareholders Agreement, such transfer has been approved in accordance with the Voting Agreement and the GLG shareholders agreement, then if requested by the Voting Block, each other controlling stockholder will be required to sell all of his or its Voting Stock.

Restrictions on Other Agreements

         The controlling stockholders have agreed not to enter into or agree to be bound by any other stockholder agreements or arrangements of any kind with any person with respect to any Voting Stock, including, without limitation, the deposit of any Voting Stock in a voting trust

CUSIP No. 37929X 107            SCHEDULE 13D            Page 12 of 18 Pages



or forming, joining or in any way participating in or assisting in the formation of a group with respect to any Voting Stock, except to the extent contemplated by the Shareholders Agreement.

Transferees

         Any permitted transferee (other than a limited partner of Sage Summit LP and Lavender Heights Capital LP) of a controlling stockholder will be subject to the terms and conditions of the Voting Agreement as if such permitted transferee were a controlling stockholder. Each controlling stockholder has agreed (1) to cause its respective permitted transferees to agree in writing to be bound by the terms and conditions of the Voting Agreement and (2) that such controlling stockholder will remain directly liable for the performance by its respective permitted transferees of all obligations of such permitted transferees under the voting agreement.

GLG SHAREHOLDERS AGREEMENT

         The Company has entered into a Shareholders Agreement with Berggruen Holdings North America Ltd. and Marlin Equities II, LLC (collectively, the "Sponsors") and the equity holders of GLG, including the Principals and the Trustees, (the "GLG Shareowners"). The agreement restricts the GLG Shareowners, certain additional entities (the "Green Transferees"), which may be made a party to the agreement following a sale of equity interests in GLG by Jonathan Green and the Green GLG Trust, and their permitted transferees (as described below) from the direct or indirect sale or transfer of their equity interests in the Company or its subsidiaries for periods of up to four years after completion of the Acquisition, in each case, on terms and conditions described below. In addition, the agreement provides registration rights for the GLG Shareowners, the Green Transferees and the Sponsors. On August 16, 2007, Istithmar (PJSC) and Sal. Oppenheim jr. & Cie. S.C.A., in connection with the purchase of certain shares from Mr. Green and the Green GLG Trust, entered into an agreement to be bound by the Shareholders Agreement as Green Transferees. A copy of the Shareholders Agreement is included as Annex D in the Company's definitive proxy statement dated October 12, 2007 and is incorporated herein by reference.

Transfer Restrictions

         All the GLG Shareowners, the Green Transferees and their permitted transferees will be prohibited from selling or transferring any of their equity interests in the Company or its subsidiaries for one year after the closing of the Acquisition, except to family members, family trusts, family-owned entities and charitable institutions, which are referred to as "permitted transferees". Thereafter, the GLG Shareowners, the Green Transferees and their permitted transferees will be subject to the following restrictions on sale or transfer:

         PRINCIPALS, TRUSTEES AND KEY PERSONNEL. Sage Summit LP and Lavender Heights Capital LP (on behalf of the key personnel participating in the equity participation plan), the Principals, the Trustees and each of their permitted transferees may each sell or transfer up to 10% of his or its original allocation of the Common Stock (plus the unused amounts of the





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CUSIP No. 37929X 107            SCHEDULE 13D            Page 13 of 18 Pages



10% cap from prior years, if any) each year during the three years beginning on the first anniversary of the closing of the Acquisition. After the fourth anniversary of the closing, sales or transfers of the Common Stock by these shareholders will be unrestricted. Any Common Stock received by a Principal or Trustee pursuant to the forfeiture provisions of the Agreement Among Principals and Trustees (described below) will be subject to the same transfer restrictions, except that a portion of the forfeited Common Stock received by a Principal or Trustee may be sold to pay for any tax costs associated with the receipt of the forfeited Common Stock. Each Principal and Trustee will be entitled to registration of shares sold to pay for such tax costs, and such registrations will not count against the number of demands for registration such Principal or Trustee is allowed to make under the Shareholders Agreement (as described below).

         GREEN, GREEN TRUST AND GREEN TRANSFEREES. Each of the trustee of the Green GLG Trust, Mr. Green and the Green Transferees may sell or transfer up to 50% of his or its original allocation of the Common Stock during the year beginning on the first anniversary of the closing of the Acquisition. Thereafter, sales or transfers of the Common Stock by these GLG Shareowners will be unrestricted.

         LEHMAN. Lehman (Cayman Islands) Ltd may sell or transfer up to 25% of its original allocation of the Common Stock during the year beginning on the first anniversary of the closing of the Acquisition and up to 50% of its original allocation of the Common Stock (plus the unused amount of the 25% cap from the prior year, if any) during the year beginning on the second anniversary of the closing of the Acquisition. Thereafter, sales or transfers of the Common Stock by Lehman will be unrestricted.

         All of the foregoing transfer restrictions may be waived by the affirmative vote of two-thirds of the members of the board of directors of the Company.

Registration Rights

         Each of the GLG Shareowners, the Green Transferees and the Sponsors will have certain registration rights with respect to their Common Stock (or securities convertible into, exchangeable for or exercisable for shares of the Common Stock (other than the Exchangeable Shares)) ("registrable securities") under the Shareholders Agreement as described below. These registration rights terminate as to each GLG Shareowner as soon as all registrable securities held by that shareholder become freely tradeable by the GLG Shareowner pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

         DEMAND REGISTRATION RIGHTS. Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 5% or more of the Company's total voting securities may demand registration of its registrable securities under the Securities Act at any time after the first anniversary of the closing of the Acquisition.

         For purposes of the Shareholders Agreement, the total voting securities of the Company will be the number of our issued and outstanding voting securities immediately

CUSIP No. 37929X 107            SCHEDULE 13D            Page 14 of 18 Pages



following the closing of the Acquisition, and the number of voting securities held by a GLG Shareowner, a Green Transferee or the Sponsors will include only those securities owned by such GLG Shareowner immediately following the closing of the Acquisition that are voting securities of the Company (or convertible into, exchangeable for or exercisable for voting securities of the Company), but will exclude securities sold by such GLG Shareowner prior to the date of the demand for registration.

         Each of the GLG Shareowners, the Green Transferees and the Sponsors that is eligible to demand registration may demand a total of two demand registrations. The Company must use commercially reasonable efforts to effect such registration as soon as practicable. However, it may postpone such registration to prevent the disclosure of material, non-public information that it needs to keep confidential and to give effect to timing issues related to prior registrations. The Company may also cut back the number of shares covered by a demand registration statement if an underwriter or investment bank advises the Company that inclusion of all securities in the registration statement would adversely affect marketability of the securities sought to be sold.

         PIGGYBACK REGISTRATION RIGHTS. Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 1% or more of the Company's total voting securities will have "piggyback" registration rights that allow the shareholder to include its registrable securities in any public offering of the Company's equity securities initiated by the Company whenever the Company proposes to register any of its equity securities under the Securities Act (except for registrations on Form S-8 or Form S-4), either for its own account or for the account of others, and when a demand registration is made (as described above). The calculation of the percentage ownership of equity securities of the Company held by an eligible shareholder and the cut-back provisions in connection with a piggyback registration are the same as for a demand registration described above.

         SHELF REGISTRATION RIGHTS. Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 10% or more of the Company's total voting securities may demand a shelf registration of its registrable securities on Form S-3 under the Securities Act at any time after the Company is eligible to file a shelf registration statement on Form S-3. The calculation of the percentage ownership of equity securities of the Company held by an eligible shareholder in connection with a shelf registration is the same as for a demand registration described above.

         Lehman (Cayman Islands) Ltd (if it is an affiliate of the Company) and each Principal and Trustee may demand such number of shelf registrations as is necessary to sell all of its or his registrable securities. The Company must use commercially reasonable efforts to keep the shelf registration effective for two years or until all the shareholders' securities registered thereunder have been sold, whichever is earlier. The Company has the right to suspend the shelf registration to prevent the disclosure of material, non-public information which it needs to keep confidential.

CUSIP No. 37929X 107            SCHEDULE 13D            Page 15 of 18 Pages



AGREEMENT AMONG PRINCIPALS AND TRUSTEES

         The Principals and the Trustees have also entered into an Agreement Among Principals and Trustees. A copy of the Agreement Among Principals and Trustees is included as Annex G in the Company's definitive proxy statement dated October 12, 2007 and is incorporated herein by reference.

         The Agreement Among Principals and Trustees provides that in the event a Principal voluntarily terminates his employment with the Company for any reason prior to the fifth anniversary of the consummation of the Acquisition, the following percentages of the Company's Common Stock, Series A Preferred Stock or Exchangeable Shares held by that Principal and his Trustee as of the consummation of the Acquisition, which are referred to as Forfeitable Interests, will be forfeited, together with the same percentage of all distributions received with respect to such Forfeitable Interests after the date the Principal voluntarily terminates his employment with the Company, to the Principals who continue to be employed by the Company or a subsidiary as of the applicable forfeiture date and their Trustees, as follows:

     o in the event the termination occurs prior to the first anniversary of the consummation of the Acquisition, 82.5%;

     o in the event the termination occurs on or after the first but prior to the second anniversary of the consummation of the Acquisition, 66%;

     o in the event the termination occurs on or after the second but prior to the third anniversary of the consummation of the Acquisition, 49.5%;

     o in the event the termination occurs on or after the third but prior to the fourth anniversary of the consummation of the Acquisition, 33%; and

     o in the event the termination occurs on or after the fourth but prior to the fifth anniversary of the consummation of the Acquisition, 16.5%.

         For purposes of the agreement, "forfeiture date" means the date which is the earlier of (1) the date that is six months after the applicable date of termination of employment by the Principal and (2) the date on or after such termination date that is six months after the date of the latest publicly-reported disposition of the Company's equity securities by any continuing Principal, which disposition is not exempt from the application of the provisions of Section 16(b) of the Exchange Act.

         Shares of the Company's capital stock acquired by the Principals or their Trustees after the consummation of the Acquisition (other than by operation of the Agreement Among Principals and Trustees), including shares acquired as a result of equity awards from the Company, will not be subject to the forfeiture provisions described above.

         None of the forfeited Forfeitable Interests will return to or benefit the Company. Forfeited Forfeitable Interests will be allocated among the continuing Principals and their Trustees based on their and their permitted transferees' collective pro rata ownership of all Forfeitable Interests held by the continuing Principals and their Trustees and their respective





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CUSIP No. 37929X 107            SCHEDULE 13D            Page 16 of 18 Pages


permitted transferees as of the Forfeiture Date. For purposes of this allocation, each Principal and his Trustee will be deemed to hold all Forfeitable Interests that he or his permitted transferee transfers to a charitable institution, even if such charitable institution subsequently transfers such Forfeitable Interests to any other person or entity.

         To the extent that a continuing Principal or his Trustee receives Forfeitable Interests of another Principal or his Trustee or permitted transferee pursuant to the provisions described above, such Forfeitable Interests will be deemed to be Forfeitable Interests of the continuing Principal or his Trustee receiving such Forfeitable Interests for all purposes of the Agreement Among Principals and Trustees.

         The transfer by a Principal or his Trustee of any Forfeitable Interests to a permitted transferee or any other person will in no way affect any of his or its obligations under the agreement. A Principal or his Trustee may, in his or its sole discretion, satisfy all or a portion of his or its obligations under Agreement Among Principals and Trustees by substituting, for any shares of the Company's Common Stock or shares of Series A Preferred Stock and Exchangeable Shares otherwise forfeitable, an amount of cash equal to the closing trading price, on the business day immediately preceding the Forfeiture Date, of such shares on the securities exchange, if any, where such shares then primarily trade.

         The forfeiture requirements contained in the Agreement Among Principals and Trustees will lapse with respect to a Principal and his Trustee and any of his or its permitted transferees upon the death or disability of a Principal, unless he voluntarily terminated his employment with the Company prior to such event.

         The Agreement Among Principals and Trustees may be amended and the terms and conditions of the agreement may be changed or modified upon the approval of a majority of the Principals who remain employed by the Company. The Company and its stockholders have no ability to enforce any provision thereof or to prevent the Principals from amending the Agreement Among Principals and Trustees or waiving any forfeiture obligation.

JOINT FILING AGREEMENT

         The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 7 hereto, as required by Rule 13d-1(k) under the Exchange Act.


Item 7. Material to be Filed as Exhibits.

Exhibit 1. Voting Agreement dated as of June 22, 2007 among the Reporting Persons, the other Voting Agreement Parties and the Company included as Annex F in the Company's definitive proxy statement dated October 12, 2007, is incorporated herein by reference.

Exhibit 2. GLG Shareholders Agreement dated as of June 22, 2007 among the GLG Shareowners and the Company included as Annex D in the Company's definitive proxy statement dated October 12, 2007, is incorporated herein by reference.

CUSIP No. 37929X 107            SCHEDULE 13D            Page 17 of 18 Pages


Exhibit 3. Agreement Among Principals and Trustees dated as of June 22, 2007 among the Principals and the Trustees and the Company included as Annex G in the Company's definitive proxy statement dated October 12, 2007, is incorporated herein by reference.

Exhibit 4. Joinder to the Voting Agreement dated as of March 19, 2008 by Jackson Holding Services Inc.

Exhibit 5. Joinder Agreement to the GLG Shareholders Agreement dated as of March 19, 2008 by and between Jackson Holding Services Inc. and Noam Gottesman, as Sellers' Representative, and Jared Bluestein, as Buyers' Representative.

Exhibit 6. Joinder to the Agreement Among Principals and Trustees dated as of March 19, 2008 by Jackson Holding Services Inc.

Exhibit 7.          Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP No. 37929X 107            SCHEDULE 13D            Page 18 of 18 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2008

                             /s/ Alejandro San Miguel
                            -------------------------
                            Alejandro San Miguel
                            Attorney-in-fact for Emmanuel Roman



                            /s/ Jeffrey A. Robins
                            ----------------------
                            Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust


                            Jackson Holding Services Inc.


                             By: /s/ Jeffrey A. Robins
                             --------------------------
                                Name:   Jeffrey A. Robins
                                Title:  President and Secretary

                                   Schedule A


        Executive Officers and Directors of Jackson Holding Services Inc.


                  The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Jackson Holding Services Inc. The business address of each person set forth on this Schedule A is: c/o Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, NY 10112.

----------------------------      ----------------------------------------------
Name                              Present Principal Occupation or Employment

----------------------------      ----------------------------------------------
Jeffrey A. Robins (Director,           Partner of Chadbourne & Parke LLP
President and Secretary)
----------------------------      ----------------------------------------------

                                   Schedule B


           Beneficial Ownership of GLG Partners, Inc. Common Stock by Executive Officers and Directors of Jackson Holding Services Inc.


                  The following table sets forth the aggregate number and percentage ownership of shares of GLG Partners, Inc. Common Stock (including shares for which there is a right to acquire) beneficially owned by each executive officer and director of Jackson Holding Services Inc. as of March 19, 2008. Each individual has sole voting and investment power with respect to the shares set forth below.

-----------------------         -----------------------     --------------------
Name                            Share of Common Stock       Percent of Class (1)

-----------------------         -----------------------     --------------------
Jeffrey A. Robins                        0                            0
-----------------------         -----------------------     --------------------

(1) For purposes of computing the percentage of outstanding shares beneficially owned by each person, shares of which such person has a right to acquire beneficial ownership within 60 days have been included in both the number of shares owned by that person and the number of shares outstanding, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act.